Exhibit 99.1

Gerdau Ameristeel announces agreement to acquire
Chaparral Steel Company for US$4.22 billion in cash

TAMPA, FL. July 10, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has signed a definitive merger agreement to acquire Chaparral Steel Company, for US$86.00 per share in cash. Chaparral Steel Company’s Board of Directors has unanimously approved the transaction and will recommend to Chaparral Steel Company’s shareholders that they vote in favor of the offer.  The offer price values Chaparral Steel Company’s equity at US$4.22 billion.

Chaparral is the second largest producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. The company has approximately 1,400 employees and an annual installed capacity of 2.9 million metric tons.

Mario Longhi, GNA’s President and CEO said, “The acquisition of Chaparral Steel Company is consistent with Gerdau Ameristeel’s strategy to further diversify its product offering into high value added steel products.  This strategic combination is an excellent fit for us and it broadens our product portfolio and gives us a full range of structural steel products.As a premium steel asset, Chaparral brings not only high quality products and assets but also a strong organization with excellent technical capabilities.”

Following the closing of the proposed transaction, Gerdau Ameristeel intends to explore the issuance of equity securities, with the goal of achieving a prudent level of capitalization and maintaining a strong balance sheet. The company’s majority shareholder, Gerdau S.A., has committed to support Gerdau Ameristeel and will subscribe to any equity issuance in order to maintain its current level of equity ownership.

Gerdau Ameristeel expects that the combination with Chaparral Steel Company's operations will generate annual pre-tax operating synergies in excess of $55 million by the end of 2008.  Gerdau Ameristeel expects that the transaction will be slightly dilutive to its 2007 and 2008 earnings per share after considering expected synergies and after taking into effect the contemplated equity issuance.

Andre Johannpeter, President and CEO of the Gerdau Group commented, “This transaction reaffirms our strategy to participate in the global steel consolidation.  As we have indicated previously, Gerdau Ameristeel provides our platform for growth in North America. We have a history of successfully integrating businesses and capturing synergies through the implementation and execution of the Gerdau Business System.”

The transaction is subject to the approval of Chaparral Steel Company's shareholders and other customary closing conditions, including regulatory approvals, and is expected to close before year end.

The proposed transaction has been unanimously approved by the Gerdau Ameristeel Board of Directors. J.P. Morgan Securities Inc. is acting as exclusive financial advisor to Gerdau Ameristeel and the Gerdau Group on this transaction and has provided financing commitments of $4.6 billion to Gerdau Ameristeel to complete the transaction.  Simpson Thacher and Bartlett LLP and Torys LLP acted as legal advisors for the transaction.

Gerdau Ameristeel will host a conference call to discuss the transaction at 9:00 a.m. EST on July 11, 2007. Dial-in information as well as a live broadcast will be available via Gerdau Ameristeel’s web site at www.gerdauameristeel.com.

About Gerdau Ameristeel:

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 51 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange, and the Toronto Stock Exchange under the symbol GNA.

Gerdau Ameristeel is 67% owned by Gerdau S.A.

About Gerdau Group

Gerdau Group is the leader in the production of long steel products in the Americas and ranks as the 14th largest steelmaking company worldwide. It has approximately 35,500 employees and is present in thirteen countries: Argentina, Brazil, Canada, Chile, Colombia, Dominican Republic, India, Mexico, Peru, Spain, the United States, Uruguay and Venezuela. Gerdau Group has an annual installed capacity of 22.9 million metric tons of steel and is one of the largest recyclers in the Americas. With more than 100 years of history, it has taken a path of international growth in line with the steelmaking consolidation process. The Gerdau Group companies have stock listed on the Sao Paulo (Bovespa: GGBR4, GGBR3, GOAL4 e GOAL 3) New York (NYSE: GNA, GGB), Toronto (GNA) and Madrid (Latibex: XGGB) stock exchanges.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially form those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, risk related to completing the transaction, and general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For additional financial and investor
information, visit www.gerdauameristeel.com.

For more information, please contact:
Barbara R. Smith
Treasurer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com